UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Sysorex, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87185L206

(CUSIP Number)

MICHAEL BIGGER

BIGGER CAPITAL FUND, LP

2250 Red Springs Drive

Las Vegas, NV 89135

(631) 987-0235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

14,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%*
14	TYPE OF REPORTING PERSON

PN

* Does not consist of (i) shares of the Issuer’s Common Stock, par value $0.00001 per share (the “Common Stock”), issuable upon the conversion of the 12.5% Original Issue Discount Senior Secured Convertible Debentures (the “Debentures”) because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of warrants (“Warrants”) because the Warrants are not exercisable within 60 days.

2

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

14,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%*
14	TYPE OF REPORTING PERSON

OO

* Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

3

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,054,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent*
14	TYPE OF REPORTING PERSON

PN

* Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

4

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,054,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent*
14	TYPE OF REPORTING PERSON

PN

* Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

5

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,054,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent*
14	TYPE OF REPORTING PERSON

OO

* Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

6

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,054,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent*
14	TYPE OF REPORTING PERSON

OO

* Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

7

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,211
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,554,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,211
	10	SHARED DISPOSITIVE POWER

17,554,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,492,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%*
14	TYPE OF REPORTING PERSON

IN

* Consists of (i) 14,500,000 shares of Common Stock owned by Bigger Capital, (ii) 3,054,250 shares of Common Stock owned by District 2 CF and (iii) 938,211 shares of Common Stock directly owned by Michael Bigger’s IRA. Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

8

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Eric Schlanger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

3,054,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,554,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent*
14	TYPE OF REPORTING PERSON

IN

* Consists of (i) 3,054,250 shares of Common Stock owned by District 2 CF and (ii) 500,000 shares of Common Stock directly owned by Eric Schlanger. Does not consist of (i) shares of Common Stock issuable upon the conversion of the Debentures because the Debentures are subject to a 4.99% blocker and (ii) shares of Common Stock issuable upon the exercise of Warrants because the Warrants are not exercisable within 60 days.

9

CUSIP No. 87185L206

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Bigger Capital and District 2 CF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares purchased by each of Mr. Bigger and Mr. Schlanger were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 14,500,000 Shares beneficially owned by Bigger Capital is approximately $143,851, excluding brokerage commissions. The aggregate purchase price of the 3,054,250 Shares beneficially owned by District 2 CF is approximately $21,031, excluding brokerage commissions. The aggregate purchase price of the 938,211 Shares beneficially owned by Mr. Bigger’s IRA is approximately $8,272, excluding brokerage commissions. The aggregate purchase price of the 500,000 Shares beneficially owned by Mr. Schlanger is approximately $4,725, excluding brokerage commissions. The purchase prices reflected in this Item 3 do not reflect the purchases related to the Debentures nor the Warrants as further described in Item 6 of the Schedule 13D filed on May 2, 2022.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 494,443,611 Shares outstanding as of April 14, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, Exhibit 99.1, filed with the Securities and Exchange Commission on May 5, 2022.

The ownership of each Reporting Person in this Item 5 does not reflect the Debentures nor the Warrants that are further described in Item 6 of the Schedule 13D filed on May 2, 2022. If such Debentures were converted or such Warrants were exercised, the amount of Shares described below would be higher.

1.	Bigger Capital
(a)	As of the close of business on May 6, 2022, Bigger Capital beneficially owned 14,500,000 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,500,000
(c)	The transactions in the Shares by Bigger Capital during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
2.	Bigger GP
(a)	Bigger GP, as the general partner of Bigger Capital, may be deemed the beneficial owner of the 14,500,000 Shares owned by Bigger Capital.

10

CUSIP No. 87185L206

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,500,000
(c)	Bigger GP has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, District 2 CF and Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
3.	District 2 CF
(a)	As of the close of business on May 6, 2022, District 2 CF beneficially owned 3,054,250 Shares.

Percentage: Less than one percent.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,250
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,250
(c)	The transactions in the Shares by District 2 CF during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
4.	District 2
(a)	District 2, as the investment manager of District 2 CF, may be deemed the beneficial owner of the 3,054,250 Shares owned by District 2 CF.

Percentage: Less than one percent.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,250
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,250
(c)	District 2 has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, District 2 CF and Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
5.	District 2 GP
(a)	District 2 GP, as the general partner of District 2 CF, may be deemed the beneficial owner of the 3,054,250 Shares owned by District 2 CF.

Percentage: Less than one percent.

11

CUSIP No. 87185L206

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,250
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,250
(c)	District 2 GP has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, District 2 CF and Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
6.	District 2 Holdings
(a)	District 2 Holdings, as the managing member of District 2 GP, may be deemed the beneficial owner of the 3,054,250 Shares owned by District 2 CF.

Percentage: Less than one percent.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,250
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,250
(c)	District 2 Holdings has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, District 2 CF and Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
7.	Mr. Bigger
(a)	Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own (i) 14,500,000 Shares owned by Bigger Capital, (ii) 3,054,250 Shares owned by District 2 CF and (iii) as of the close of business on May 6, 2022, 938,211 Shares directly owned by Mr. Bigger’s IRA.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 938,211
2. Shared power to vote or direct vote: 17,554,250
3. Sole power to dispose or direct the disposition: 938,211
4. Shared power to dispose or direct the disposition: 17,554,250
(c)	The transactions in the Shares by Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
8.	Mr. Schlanger
(a)	Mr. Schlanger, as a managing member of District 2 Holdings, may be deemed to beneficially own (i) 3,054,250 Shares owned by District 2 CF and (ii) as of the close of business on May 6, 2022, 500,000 Shares directly owned by Mr. Schlanger.

Percentage: Less than one percent.

12

CUSIP No. 87185L206

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 3,054,250
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 3,054,250

(c)	Mr. Schlanger has not entered into any transactions in Shares during the past sixty days, except as otherwise provided in the Schedule 13D filed on May 2, 2022. The transactions in the Shares on behalf of each of Bigger Capital, District 2 CF and Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of May 6, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

13

CUSIP No. 87185L206

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2022

BIGGER CAPITAL FUND, LP		DISTRICT 2 CAPITAL LP

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 HOLDINGS LLC

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

DISTRICT 2 GP LLC		/s/ Eric Schlanger
ERIC SCHLANGER
By:	/s/ Michael Bigger
Michael Bigger
Managing Member

BIGGER CAPITAL FUND GP, LLC

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

14

CUSIP No. 87185L206

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

Bigger Capital Fund, LP

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
(1,650,000)	0.1030[1]	05/05/2022
(5,500,000)	0.0727[2]	05/06/2022

District 2 Capital Fund LP

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
(1,694,750)	0.0819[3]	05/05/2022
(2,251,000)	0.0691[4]	05/06/2022

Michael Bigger’s IRA

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
(12,829,234)	0.0846[5]	05/05/2022
(4,535,555)	0.0689[6]	05/06/2022

1 This transaction was executed in multiple trades at prices ranging from $0.093 to $0.111964016. The price per share reflects the weighted average price.

2 This transaction was executed in multiple trades at prices ranging from $0.0705 to $0.0804. The price per share reflects the weighted average price.

3 This transaction was executed in multiple trades at prices ranging from $0.0715 to $0.0981. The price per share reflects the weighted average price.

4 This transaction was executed in multiple trades at prices ranging from $0.063 to $0.0815. The price per share reflects the weighted average price.

5 This transaction was executed in multiple trades at prices ranging from $0.0669996 to $0.112199. The price per share reflects the weighted average price.

6 This transaction was executed in multiple trades at prices ranging from $0.063999667 to $0.074099. The price per share reflects the weighted average price.